FHN FINANCIAL
CAPITAL MARKETS

January 6, 2025

Board of Governors of the Federal Reserve System
Risk Policy Section
Mail Stop 1810, 20th and C Streets, NW
Washington, DC 20551
Via email: MSD-GSD-Registration@frb.gov

Please find enclosed an amended Form MSD and Form G-FIN for FHN Financial Capital Markets. This amendment reflects changes related to the retirement of Michael Kisber as Manager of FHN Financial Capital Markets. Tim Romanow assumed this role effective January 2, 2025 and Jeff Jackson assumed the role of Head of Trading. The amended forms also reflect branch office address changes.

Your records should be updated to reflect the same information as herein contained.

Please contact me at 901-435-8645 if you have questions or need further information.

Sincerely,

Penny Michael
SVP, Head of Compliance
FHN Financial Capital Markets

cc: Wade Gallagher
Office of Compliance, Inspections and Examinations
Branch of Registrations
U.S. Securities and Exchange Commission
100 F St., NE, Mail Stop 8031
Washington DC 20549

Debra Grissom
Chief Administrator for Applications
Tennessee Department of Financial Institutions
Via email: debra.grissom@tn.gov

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution FHN Financial Capital Markets

   B. Address of principal office of financial institution:

   1000 Ridgeway Loop, Suite 200
   Address
   Memphis | TN | 38120
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Same
   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Penny Michael | SVP, Head of Compliance | 901-435-8645
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
See Attached List				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
See Attached List	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☒ Yes B. ☐ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Penny Elaine Michael
Name (First, Middle, Last)

SVP, Head of Compliance
Title

Penny Michael Digitally signed by Penny Michael Date: 2025.01.06 15:24:55 -06'00'
Signature

01/06/2025
Date

FHN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
January 2, 2025

#5 Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, government guaranteed loans and securities, and money market instruments.

500 West Madison Street, Suite 1705
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 1470
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

3344 Peachtree Road
Suite 2125
Atlanta, GA 30326

33 Queens Street
Suite 302
Syosset, NY 11791

4 Embarcadero Center
Suite 1456
San Francisco, CA 94111

Address Change effective 11/01/2024

201 E Las Boulevard
Suite 1120
Ft. Lauderdale, FL 33301

3333 Warrenville Road
Suite 760
Lisle, IL 60532

500 Ala Moana Blvd, Suite 7400
Honolulu, HI 96813

211 Franklin Road
Suite 300
Brentwood, TN 37027

920 Memorial City Way
11th Floor
Houston, TX 77024

401 RR 620 South
Suite 350
Austin, TX 78734

6500 River Place Blvd
Building 7, Suite 250
Austin, TX

900 South Shackelford Road
Suite 300
Little Rock, AR 72211

4725 Piedmont Row Drive
Suite 400
Charlotte, NC 28210

250 E Hartsdale Ave
Suite 25
Hartsdale, NY 10530

159 Crocker Park Blvd
4th Floor, #427
Westlake, Ohio 44145

303 Wyman Street
Suite 300
Waltham, MA 02451

12805 US Hwy 98 East Building B ***Address change effective 11/26/2024***
Suite B201
Inlet Beach, FL 32461

Two Radnor Corporate Center
100 Matsonford Road, Suite 120
Radnor, PA 19087

320 Boston Post Road
Suite 260
Darien, CT 06820

10 Madison Ave
3rd Floor
Morristown, NJ 07960

15169 N. Scottsdale Road
Scottsdale, AZ 85254

2150 Goodlette Road North
Office #4401
Naples, FL 34103

#6 Management, Direction, or Supervision

Name	Title
Tim Romanow	***President***
Jeff Jackson	***Trading Manager/Wholesale Markets***
Mark Griffin	Risk Control Manager
Steve Twersky	Depository Platform Manager
Abigail Urtz Vetoulis	Product Strategies Manager
Bill Buck	Operations Manager
Mike Waddell	Chief Operating & Financial Officer
Michael Allen	Municipal Trading and Underwriting
Ajay Thomas	Head of Public Finance
Tim Thornton	Sales Manager
Jack Rosell	Co-Head Sales Manager
Bert Jennings	Sales Manager
Heather MacGregor	Sales Manager
Tyler Williamson	Sales Manager
Andy Kilpatrick	Sales Manager
Ward Collier	Co-Head Sales Manager
John Feery	Branch Manager
Kevin Clyne	Branch Manager
Penny Michael	Head of Compliance, AML/BSA Officer